Exhibit 99.2

FORM 51 – 102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”)
357 Bay Street – Suite 902
Toronto ON M5H 2T7

2.	Date of Material Change

December 12, 2013

3.	News Release

A news release with respect to the material change referred to in this Report was disseminated by Xtra-Gold on December12, 2013 through the facilities of the Globe newswire disclosure network, a copy of which is attached as Schedule “A”.

4.	Summary of Material Change

The Company announced the final interpretation of the results for the Zone 5 Gold Corridor Induced Polarization / Resistivity survey (“IP Survey”), on the Company’s wholly-owned Kibi Gold Project, located in the Kibi-Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa.

5.	Full Description of the Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

Not applicable

8.	Executive Officer

Paul Zyla, President and Chief Executive Officer of Xtra-Gold, may be reached at 416 366-4227.

9.	Date of Report

December 12, 2013

SCHEDULE “A”

NEWS RELEASE	FOR IMMEDIATE RELEASE

Xtra-Gold Reports Geophysical Results for the
Zone 5 Gold Project IP Survey

Toronto, Ontario – December 12, 2013 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGRF, is very pleased to report the final interpretation of the results for the Zone 5 Gold Corridor Induced Polarization / Resistivity survey (“IP Survey”), on the Company’s wholly-owned Kibi Gold Project, located in the Kibi-Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa. Highlights of IP survey results reported today include:

-	Bulk of gold mineralization identified to date along Zone 5 Gold Corridor exhibits strong spatial association with prominent, NE to ENE-trending, resistivity trends (i.e. #R2, #R1) appearing to reflect broad zones of strong iron carbonate (+/- silica) alteration;

-	Approximately 350 m long, deep-rooted (> 225 m), SW-plunging, coincident chargeability (IP) / resistivity anomaly spatially associated with the High Grade Gold Shoot and Tourmaline Zone at the northwest extremity of the Main Shear structure (i.e. #M2 Priority Target);

-	To date gold mineralization, including the High Grade Gold Shoot and L17600N Gold Shoot along the Main Shear structure and the neighboring Old Pit Shear, traced over an approximately 775 m apparent strike distance along the approximately 1,100 m long #R2 high resistivity trend;

-	Two high-priority, 475 m and 600 m long, IP targets identified along prominent ENE-trending resistivity anomalies paralleling the gold-bearing #R2 resistivity trend spatially associated with the Main Shear and Old Pit auriferous structures (i.e. #M8 and #M15 Priority Targets);

-	Widespread auriferous banded iron formation rock floats spatially associated with parallel, 900 m and 550 m long, deep-rooted, very strong chargeability responses with intermittent resistivity anomalies lying along apparent NNE- trending regional fault zone (i.e. #M17 and #M21 IP Targets).

The Zone 5 IP survey identified 4 first priority, coincident chargeability (IP) / resistivity anomalies, including: an approximately 350 m long, deep-rooted (> 225 m), SW-plunging chargeability / resistivity target spatially associated with the High Grade Gold Shoot and Tourmaline Zone at the northwest extremity of the Main Shear structure (i.e. #M2); and two 475 m to 600 m long IP targets spatially associated with prominent ENE-trending resistivity anomalies paralleling the gold-bearing #R2 resistivity trend spatially associated with the Main Shear and Old Pit auriferous structures (i.e. #M8, #M15). The survey also yielded an additional 5 second priority, coincident chargeability / resistivity anomalies, 12 third priority chargeability anomalies, and 10 resistivity anomalies on the Apapam concession portion of the survey grid. In gold exploration, coincident chargeability (IP) / resistivity anomalies are generally indicative of the presence of disseminated sulphides associated with silica and/or carbonate altered rock and quartz veining.

The #M2, #M8, #M15, and #M17 high-priority IP targets are described in detail in their respective sections below. A series of compilation maps depicting the interpreted chargeability / resistivity responses at a depth of 100 m to 150 m below surface will soon be posted on the Company’s website. Trench and channel sampling results and geological mapping data is currently been integrated into the 3D IP model and results will be released in due course.

The IP survey was carried out by Sagax Afrique S.A. (“Sagax”) from mid-January to mid–February 2013. Sagax is an experienced geophysical contractor who has worked on similar Birimian-hosted lode gold deposits throughout West Africa. The IP data was acquired using a pole-dipole electrode array with a dipole spacing of 50 m which was expanded through 9 separations (n=1 to 10). A total of 23 NW-SE oriented profiles, spaced 100 m apart, were surveyed for a total of 31.2 line-kilometers. The interpretation and 3D modeling of the survey results was conducted by Jean David, the Principal Geophysicist at Sagax.

Zone 5 – Gold Mineralization Setting

Geological mapping and geophysical interpretation indicates that the bulk of the gold mineralization identified to date along the Zone 5 Gold Corridor exhibits a strong spatial association with two prominent, NE to ENE-trending, very strong to moderate resistivity trends (i.e. #R2, #R1) appearing to reflect broad zones of strong iron carbonate (+/- silica) alteration.

To date gold mineralization, including the High Grade Gold Shoot and L17600N Gold Shoot along the Main Shear structure and the neighboring Old Pit Shear, has been traced over an approximately 775 m apparent strike distance along the approximately 1,100 m long #R2 resistivity trend. The high-priority #M2 IP chargeability anomaly spatially associated with the High Grade Gold Shoot and Tourmaline Zone on the Main Shear structure is spatially related to the northeast extremity of the #R2 resistivity trend. The fact that the first priority #M8 and #M15 IP anomalies are spatially associated with parallel resistivity trends lying to the southwest of the gold-bearing #R2 resistivity trend renders said IP targets highly prospective for hosting gold mineralization.

These high resistivity anomalies appear to form part of a widespread system of NE to ENE-trending (055o – 070o), high resistivity trends abutting against and/or bending into an interpreted NNE-trending (020o - 030o) regional fault zone characterized by a high chargeability / high conductivity domain; and cross-cut by the regional NNE structural fabric. The positioning of the #M8 and #M15 IP targets along the southwestern extremity of these resistivity trends, at the junction with the apparent regional structure, represents a highly prospective structural setting for lode gold mineralization.

#M2 IP Target (High Grade Gold Shoot – Main Shear Structure)

The High Grade Gold Shoot and Tourmaline Zone emplaced along the Main Shear structure are spatially associated with the southwest margin of the high-priority #M2 chargeability (IP) target spatially related to the northeast extremity of the prominent, auriferous #R2 resistivity trend (i.e. L17700N – L18100N). Previously reported mineralized intercepts for the High Grade Gold Shoot include:20.5 m grading 7.26 grams per tonne (“g/t”) gold, including 12.26 g/t over 6.5 m, in trench #TCK001; and 6.7 m grading 32.32 g/t gold, including 82.22 g/t over 2 m, in trench #TCK002 (November 12, 2012 news release). Previously reported sampling results for the Tourmaline Zone include saw-cut channel sample composites grading 3.13 g/t gold over 7.6 m in sample string #KBCS028B-KBCS028 (December 5, 2012).

The #M2 target consists of an approximately 350 m long by 25 m to 75 m wide, NE-trending, deep-rooted anomaly exhibiting coincident, moderate – weak chargeability and very strong resistivity responses. The approximately, north-easternmost 50 m extent of the high-priority #M2 anomaly lies outside the Apapam concession on Third Party ground. The chargeability component of the anomaly extends to the depth penetration limit of the IP survey of approximately 225 m below surface and appears to exhibit a steep northwesterly dip and a southeasterly plunge.

#M8 IP Target (Zone 5 Gold Corridor)

The high-priority #M8 IP anomaly consists of an approximately 600 m long, deep rooted, strong to moderate chargeability response associated with a prominent ENE-trending resistivity anomaly paralleling the auriferous #R2 resistivity trend spatially associated with the Main Shear and Old Pit gold-bearing structures; with the #M8 target lying approximately 200 m southwest of the Main Shear’s L17600N Gold Shoot. The coincident chargeability (IP) / resistivity anomaly extending from L16900N to L17400N appears to range from approximately 40 m to 100 m in width, exhibit a sub-vertical attitude, and reach its maximum chargeability amplitudes at depths of 125 m – 150 m below surface. The position of the #M8 IP target along the southwestern extremity of the ENE-trending resistivity trend, at its junction with the conductive domain geophysically-inferred to reflect a NNE-trending regional fault zone, represents a highly prospective structural setting for lode gold mineralization.

The discontinuity between the #R24 and #R8 resistivity trends along the central portion of the #M8 anomaly appears to reflect an apparent displacement by a NNE-trending fault. A strong chargeability response coincident with the #R24 resistivity axis on L16700N possibly extends the #M8 anomaly an additional 150 m to the southwest. This anomaly has yet to be ground-proofed but anomalous gold-in-soil values in the 28 to 390 parts per billion (“ppb”) range are spatially associated with the potentially 750 m long high-priority IP target.

#M15 IP Target (Zone 5 Gold Corridor)

First priority IP target #M15 consists of an approximately 475 m long, NE-trending, deep-rooted, strong chargeability (IP) and moderate – strong resistivity feature extending between L16000N and L16500N. The coincident chargeability / resistivity anomaly appears to average approximately 60 m in width, exhibit a vertical attitude, extend beyond the approximately 225 m IP survey penetration depth, and exhibit a NE plunge; with the chargeability response being on surface in the southwestern portion of the anomaly and extending at depth to the northeast on L16400N and L16500N. The chargeability component of the anomaly extends at least 100 m further southwest to the survey boundary on L15900N. Similarly to the #M8 anomaly this IP target also lies at the junction of an ENE-trending resistivity anomaly with the apparent NNE-trending regional structural zone. Gold-in-soil values of 142 ppb and 164 ppb are spatially associated with the northeastern extremity of the #M15 IP target.

#M17 - #M21 IP Targets (Regional Structure Zone)

First priority IP target #M17 consists of an approximately 900 m long, deep-rooted, very strong chargeability response with intermittent resistivity anomalies lying along the conductive domain underlying the northwestern portion of the survey grid; with the conductive corridor geophysically-inferred to reflect a NNE-trending regional fault zone developed within a package of graphitic sediments. An apparent dilational jog appears to be developed at a left-stepping bend along the NNE to NE-trending IP anomaly. The #M17 anomaly is open-ended with the IP response extending to the survey boundary at both ends on L15900N and L16800N. Anomaly #M21 consisting of a parallel, approximately 550 m long, second priority IP target lying approximately 150 m to the east exhibits very similar characteristics to anomaly #M17.

Prospecting efforts appear to indicate that the intermittent, 50 m to 250 m long, weak – moderate resistivity responses coincident with the #M17 and neighboring #M21 IP anomalies correspond to banded iron formation rock exhibiting strong patchy to pervasive silica alteration, pyritization, and quartz stockworks. As previously reported in the June 12, 2013 news release, widespread sampling of mineralized banded iron formation rock floats along the #M17 and #M21 anomaly traces yielded 28 gold values in the 0.1 g/t to 1.0 g/t range and a 2.18 g/t gold value from a float sample spatially associated with the apparent dilational jog located at the southwest extremity of the #M17 IP target. In addition patchy to intermittent anomalous gold-in-soil values in the 50 ppb to 225 ppb range are also spatially associated with the two anomalies; with a strongly anomalous spot gold-in-soil value of 1,525 ppb being associated with the 250 m long, coincident chargeability / resistivity anomaly at the southwest extremity of the #M17 target.

QA/QC

Yves P. Clement, P. Geo, Vice President, Exploration for Xtra-Gold is acting as the Qualified Person in compliance with National Instrument 43-101 (“NI 43-101”) with respect to this announcement. He has prepared and or supervised the preparation of the scientific or technical information in this announcement and confirms compliance with NI 43-101. All samples in this news release were analyzed by standard fire assay fusion with atomic absorption spectroscopy finish at ALS Ghana Limited, in Kumasi, Ghana; an ISO 9001:2000 certified laboratory operated by ALS Chemex. Xtra-Gold has implemented a rigorous quality assurance / quality control (QA/QC) program to ensure best practices in sampling and analysis of drill core, trench channel, and saw-cut channel samples, the details of which can be viewed on the Company’s website at www.xtragold.com.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This news release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.

The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information
For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone: 416 366-4227
E-mail: info@xtragold.com
Website: www.xtragold.com